Filed Pursuant to Rule 433

Registration Statement No. 333-229396

Registration Statement No. 333-229396-01

Pricing Term Sheet

BERKSHIRE HATHAWAY FINANCE CORPORATION

Pricing Term Sheet

$500,000,000 1.850% Senior Notes due 2030

Issuer:	Berkshire Hathaway Finance Corporation

Guarantor:	Berkshire Hathaway Inc.

Offering Format:	SEC Registered

Trade Date:	March 4, 2020

Settlement Date:	March 12, 2020 (T+6)

Expected Ratings*:	Aa2/AA

1.850% Senior Notes due 2030

Principal Amount:	$500,000,000

Maturity Date:	March 12, 2030

Issue Price (Price to Public):	99.900% of face amount

Gross Spread:	35 bps

Proceeds to Issuer:	$497,750,000

Interest Rate:	1.850% per annum

Benchmark Treasury:	1.50% due February 15, 2030

Benchmark Treasury Yield:	0.986%

Spread to Benchmark Treasury:	87.5 bps

Yield to Maturity:	1.861%

Day Count Convention:

30/360

If any date on which interest is payable on the notes is not a business day, then payment of the interest payable on such date will be made on the next succeeding day that is a business day (and without any interest or other payment in respect of any such delay) with the same force and effect as if made on such interest payment date.

Interest Payment Dates:	Each March 12 and September 12, commencing September 12, 2020

Optional Redemption Provisions: Make Whole Call: Par Call:	Prior to December 12, 2029, make-whole call for scheduled payments that would be due if the notes matured on the Par Call date at Treasury +15 bps On or after December 12, 2029

Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP:	084664 CU3

ISIN:	US084664CU37

Other Information

Joint Book-Running Managers:	BofA Securities, Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Wells Fargo Securities, LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time

Settlement Period: The closing will occur on March 12, 2020, which will be more than two U.S. business days after the date of this pricing term sheet. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in two business days, unless the parties to a trade expressly agree otherwise.

Each of the issuer and the guarantor has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer and the guarantor have filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at (800) 294-1322, Goldman Sachs & Co. LLC toll-free at (866) 471-2526, J.P. Morgan Securities LLC collect at (212) 834-4533 or Wells Fargo Securities, LLC toll-free at (800) 645-3751.